Exhibit (a)(7)

October 12, 2006

Dear Gold Kist Producer:

Today, Gold Kist formally responded to Pilgrim’s Pride Corporation’s tender offer to purchase Gold Kist common stock for $20 per share in cash. The enclosed news release, issued by Gold Kist today, states that the Board of Directors has determined that Pilgrim’s offer is inadequate and has recommended to shareholders that they not tender their shares.

In addition, Gold Kist has filed a lawsuit today in federal court against Pilgrim’s. The lawsuit alleges that Pilgrim’s attempt to add nine of its officers to the Board of Directors of Gold Kist is in violation of federal antitrust laws. The attached news release and letter to shareholders explains more about the factors that were considered by the Board in its decision to reject the offer and file the lawsuit.

As this process unfolds, we will continue to execute our strategic plan. As always, the best thing we can do is to remain focused on what we do best — producing the highest quality chickens and chicken products for our customers.

If you own stock, I hope you will accept the Board’s recommendation and not tender your shares. Also, if you have friends or relatives that own stock, I hope you will encourage them not to tender their shares.

Gold Kist deeply values the strong relationships we have with our producers and recognizes the important role you play in the company’s success. I appreciate your continued support and hard work during this challenging time. I will make every effort to keep you informed about the situation as it progresses.

Sincerely,

John Bekkers

President and Chief Executive Officer

JB/kgh

Enclosure